EXHIBIT 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT

We consent to the inclusion in this Registration Statement of Electro Energy, Inc. and Subsidiaries on Form SB-2/A Amendment No. 6 (File No. 333-121026) of our report dated March 3, 2005, (except for Note 13, as to which the date is March 22, 2005), with respect to our audits of the consolidated financial statements of Electro Energy, Inc. and Subsidiary as of December 31, 2004 and 2003 and for each of the years then ended, and our report dated February 11, 2005 relating to the audit of the statement of revenue and direct expenses of EaglePicher Power Systems (a division of EaglePicher Technologies, LLC) for the period from December 1, 2002 through September 30, 2003 which reports appear in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ Marcum & Kliegman, LLP

New York, New York
 August 17, 2005